LIXTE BIOTECHNOLOGY HOLDINGS, INC.

680 East Colorado Boulevard, Suite 180

Pasadena, California 91101

August 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc.
Registration Statement on Form S-3
Filed August 11, 2023
File No. 333-273932

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lixte Biotechnology Holdings, Inc., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Monday, August 21, 2023, or as soon thereafter as is practicable. Please call our counsel, David Ficksman of TroyGould PC at 310-789-1290 to provide notice of effectiveness.

Very truly yours,

LIXTE BIOTECHNOLOGY HOLDINGS, INC.

By:	/s/ John Kovach
John Kovach
Chief Executive Officer